UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Galera Therapeutics, Inc. (GRTX)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36338D108

(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36338D108	13-G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altamont Pharmaceutical Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 0*
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 0*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%**
12.	TYPE OF REPORTING PERSON (see instructions) OO

* Mark Pearson is the Manager and sole Member of Altamont Pharmaceutical Holdings, LLC. As a result, Mark Pearson may be deemed to have shared voting power and shared dispositive power with respect to these shares.

** Based on a total of 54,392,170 shares outstanding of the Issuer as of March 26, 2024, as set forth in the Issuer’s most recent Form 10-K, filed March 28, 2024.

CUSIP No. 36338D108	13-G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Galera Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices 45 Liberty Blvd, Suite 230 Malvern, Pennsylvania 19355

Item 2.

(a)	Name of Person Filing Altamont Pharmaceutical Holdings, LLC Mark Pearson

(b)	Address of the Principal Office or, if none, residence 5960 Berkshire Ln, Floor 6 Dallas, TX 75225

(c)	Citizenship Altamont Pharmaceutical Holdings, LLC is Texas limited liability company Mark Pearson is a citizen of the United States of America

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 86338D108

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

3

CUSIP No. 36338D108	13-G	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Altamont Pharmaceutical Holdings, LLC is the sole owner of 0 Shares of Common Stock of the Issuer. Mark Pearson is the Manager and sole Member of Altamont Pharmaceutical Holdings, LLC.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that individuals, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the securities insofar as they may be deemed to share in the power to direct the voting or disposition of the securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

(a)	Amount beneficially owned: • Altamont Pharmaceutical Holdings, LLC - 0 • Mark Pearson - 0

(b)	Percent of class: Altamont Pharmaceutical Holdings, LLC – 0% • Mark Pearson – 0%

(c)	Number of shares as to which the person has: 0

	(i)	Sole power to vote or to direct the vote: • Altamont Pharmaceutical Holdings, LLC – 0 • Mark Pearson - 0

	(ii)	Shared power to vote or to direct the vote: • Altamont Pharmaceutical Holdings, LLC – 0 • Mark Pearson – 0

	(iii)	Sole power to dispose or to direct the disposition of: • Altamont Pharmaceutical Holdings, LLC – 0 • Mark Pearson - 0

	(iv)	Shared power to dispose or to direct the disposition of : • Altamont Pharmaceutical Holdings, LLC – 0 • Mark Pearson – 0

* Mark Pearson is the Manager and sole Member of Altamont Pharmaceutical Holdings, LLC. As a result, Mark Pearson possesses the power to vote and dispose or direct the disposition of all the shares owned by Altamont Pharmaceutical Holdings, LLC.

CUSIP No. 36338D108	13-G	Page 5 of 5 Pages

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following      ☑   .

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group.

Item 9 is not applicable

Item 10.  Certification.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

04/02/2024 Date

/s/ Altamont Pharmaceutical Holdings, LLC By: Mark Pearson Signature

Mark Pearson, Manager Name/Title

04/02/2024 Date

/s/ Mark Pearson Signature

Mark Pearson Name